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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail
Mail Processing
Section

FEB 1 6 2010

SEC FILE NUMBER
8-19363

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __January 1, 2009__ AND ENDING __December 31, 2009__
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt & Cross, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exchange Plaza, 55 Broadway
          (No. and Street)

New York   New York   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond J. O'Sullivan   (212) 504-9361
                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
      (Name – *if individual, state last, first, middle name*)

1333 Broadway - Suite 516 New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Raymond J. O'Sullivan , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt & Cross, Incorporated , as

of December 31, , 2009 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MARIA A. BARREIRO
Notary Public, State of New York
No. 31-4767505
Qualified in New York County
Commission Expires Feb. 2, 20 11

_____
Notary Public

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT & CROSS, INCORPORATED

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

Independent Auditors' Report

Statement of Financial Condition as of December 31, 2009

Statement of Income for the year ended December 31, 2009

Statement of Changes in Shareholders' Equity for the year ended December 31, 2009

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
    for the year ended December 31, 2009

Statement of Cash Flows for the year ended December 31, 2009

Notes to Financial Statements

Schedules:

    Computation of Net Capital

    Computation of Aggregate Indebtedness

    Reconciliation of Net Capital to Submitted Unaudited Net Capital

    Computation of Basic Net Capital Requirement

    Computation for Determination of Reserve Requirements for Brokers and
    Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

    SIPC Supplemental Report

    Auditors' Report on Internal Control

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Roosevelt & Cross, Incorporated

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated as of December 31, 2009, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt & Cross, Incorporated as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

February 2, 2010
New York, New York

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

ASSETS

Cash in bank	$ 573,225
Special reserve bank account	100
Due from customers	1,596,754
Receivables from joint ventures	10,998
Interest receivable - State and Municipal Government Obligations	423,499
Interest receivable - United States Government obligations	14,419
State and Municipal Government Obligations, at market value	55,532,182
United States Government Obligations, at market value	3,361,125
Good faith deposits	985,456
Other receivables	542,532
Fixed assets, at cost less accumulated depreciation of $862,675	722,993
Deposits	716,221
	$64,479,504

The accompanying notes are an integral part of these financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY

Demand note payable	$19,954,000
Due to customers	2,807,429
Bonds failed to receive	53,567
Accrued expenses and taxes payable	5,315,665
	28,130,661

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY

Common stock	- $10 par value		
Authorized	- 500,000 shares		
Issued and outstanding	- 268,180 shares	$ 2,681,800	
Capital in excess of par value		18,249,593	
Retained earnings		15,417,450	
Total Shareholders' Equity			36,348,843
			$64,479,504

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

INCOME

Trading profits	$41,749,063
Interest	2,064,089
Other income	1,484,120
Total Income	45,297,272

EXPENSES

Employee compensation and benefits	$37,927,167	
Floor brokerage, exchange and clearance fees	1,227,251	
Communications and data processing	1,220,824	
Interest	74,222	
Occupancy	548,611	
Other expenses	1,961,135	
Depreciation and amortization	162,832	
Total Expenses		43,122,042

INCOME BEFORE PROVISION FOR INCOME TAXES	2,175,230
PROVISION FOR INCOME TAXES	308,095
NET INCOME	$ 1,867,135

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE - JANUARY 1, 2009			$33,758,153
Add:	Net income	$ 1,867,135	
	Sale of 17,285 shares of common stock	2,286,978	4,154,113
			37,912,266
Less:	Redemption of 4,256 shares of common stock	563,111	
	Dividends paid	1,000,312	1,563,423
BALANCE - DECEMBER 31, 2009			$36,348,843

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2009

SUBORDINATED LIABILITIES - JANUARY 1, 2009	$ -0-
SUBORDINATED LIABILITIES - DECEMBER 31, 2009	$ -0-

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOW FROM OPERATING ACTIVITIES

Net Income	$ 1,867,135
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	162,832
Increase in operating assets and liabilities, detailed below	(4,260,087)
Net Cash Provided by Operating Activities	(2,230,120)

CASH FLOW FROM INVESTING ACTIVITIES

Capital expenditures, net of retirements	(55,316)
Decrease in security deposits	530,000
Net Cash (Used in) Investing Activities	474,684

CASH FLOW FROM FINANCING ACTIVITIES

Sale of common stock	2,286,978
Redemption of common stock	(563,111)
Dividends paid	(1,000,312)
Net Cash Provided by Financing Activities	723,555

DECREASE IN CASH	(1,031,881)
CASH - BEGINNING OF YEAR	1,605,106
CASH - END OF YEAR	$ 573,225

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 81,385
Income taxes	$ 239,373

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS - Continued

FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ASSETS AND LIABILITIES

(Increase) decrease - Due from customers	$ 1,048,438
(Increase) decrease - Receivables from joint ventures	(8,851)
(Increase) decrease - Interest receivable - State, Municipal Government Obligations and United States Government Obligations	128,061
(Increase) decrease – State and Municipal Government Obligations, at market value	(1,376,845)
(Increase) decrease - United States Government Obligations, at market value	130,500
(Increase) decrease - Bonds failed to deliver	1,913,975
(Increase) decrease - Good faith deposits	(873,694)
(Increase) decrease - Other receivables	206,934
Increase (decrease) - Demand note payable	(7,845,000)
Increase (decrease) - Bonds failed to receive	(367,848)
Increase (decrease) - Due to customers	2,291,088
Increase (decrease) - Short positions - United States Government Obligations, at market value	(1,886,250)
Increase (decrease) - Accrued expenses and taxes payable	2,379,405

INCREASE IN OPERATING ASSETS AND LIABILITIES ($ 4,260,087)

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Federal, State and Municipal Obligation transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

Federal, State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight line and accelerated depreciation methods over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts.

On retirement or sale of the property, the respective property accounts are reduced by cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - CUSTOMER ACCOUNTS

Accounts receivable from customers include amounts due on incomplete transactions. Securities held for customers as collateral for these receivables or for safekeeping are not reflected in the financial statements.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 3 - RECEIVABLES FROM JOINT VENTURES

The Company is the manager of various joint ventures in the purchase and sale of State and Municipal Obligations. The Company, as manager of these joint ventures, advances the funds for the purchase of these bonds and in turn uses the bonds as collateral for their demand loan to provide such funds. At December 31, 2009, the amount advanced on behalf of joint venture participants is $10,998.

NOTE 4 - DEMAND NOTES PAYABLE

At December 31, 2009, the Company was indebted to banks for demand loans in the amount of $19,954,000. The aforementioned loans are collateralized by State, Municipal and Government Obligations. (See Note 1).

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2009 the Company had a contingent liability in the amount of $645,139 for the State or Municipal bonds purchased on a when-issued basis and not settled as of December 31, 2009.

The Company's future minimum lease commitments under real estate leases are as follows:

YEAR ENDED

December 31, 2010	$ 451,919
December 31, 2011	433,400
December 31, 2012	378,789
December 31, 2013	331,460
December 31, 2014	346,970
December 31, 2015 and thereafter	1,675,237

Several leases require cost of living increases and increases in real estate taxes over the base year.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 5 -   COMMITMENTS AND CONTINGENT LIABILITIES - Continued

As of December 31, 2009, except as noted above, the Company had no financial instruments with off balance sheet risk of a material nature.

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

NOTE 6 -   NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2009, the Company had net capital of $31,452,068 which exceeded the requirements by $30,987,409.

NOTE 7 -   FAIR VALUE

The carrying amounts reflected in the balance sheet for all Current Assets, Other Assets, Current Liabilities and Liabilities Subordinated to Claims of General Creditors approximate their fair values.

NOTE 8 -   USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 -   CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2009

TOTAL SHAREHOLDERS' EQUITY $36,348,843

TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL $36,348,843

DEDUCTIONS OR CHARGES:

Non-allowable assets:

Unsecured accounts	$ 26,966	
Net book value of fixed assets	722,993	
Miscellaneous receivables	332,132	
Total Non-Allowable Assets	1,082,091	
Other deductions and/or charges	65,000	
Total Deductions Or Charges		1,147,091

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS   35,201,752

HAIRCUTS

Contractual securities	645,139	
U.S. and Canadian Government obligations	100,834	
State and Municipal Government Obligations	2,753,711	
Other	250,000	
Total Haircuts		3,749,684
NET CAPITAL		$31,452,068

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS LIABILITIES

Payable to brokers or dealers	$ 25,930
Due to customers	1,628,285
Accrued expenses and taxes payable	5,315,665
TOTAL AGGREGATE INDEBTEDNESS	$6,969,880
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	22.16%
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AFTER ANTICIPATED CAPITAL WITHDRAWALS	22.16%

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2009

NET CAPITAL PER UNAUDITED X17A-5 $31,452,068

NET CAPITAL PER AUDITED REPORT $31,452,068

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2009

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF
TOTAL AGGREGATE INDEBTEDNESS $ 464,659

MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER $ 250,000

NET CAPITAL REQUIREMENT $ 464,659

EXCESS NET CAPITAL

(Net capital less net capital requirement) $30,987,409

EXCESS NET CAPITAL AT 1000%

(Net capital less 10% of aggregate indebtedness) $30,755,080

SCHEDULE II

ROOSEVELT & CROSS INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS-DEALERS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2009

CREDIT BALANCES

Free credit balances and other balances in customers' accounts	$ 1,628,285
Customers' securities failed to receive	25,930
Total Credits	1,654,215

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net deductions pursuant to Rule 15c3-3	1,570,961
Total Debits	1,570,961

EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS $ 83,254

COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS

Cash on deposit in reserve bank account	$ 100
$3,000,000 U.S. Treasury Notes 2.75% due 10/31/13, at market value	3,063,750
	$3,063,850

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS-DEALERS UNDER RULE 15c3-3
TO SUBMITTED UNAUDITED REPORT

AS OF DECEMBER 31, 2009

	PER UNAUDITED X 17A-5	PER AUDITED REPORT
CREDIT BALANCES		
Free credit balances and other balances in customers' accounts	$ 1,628,285	$1,628,285
Customers securities failed to receive	25,930	25,930
Total Credits	1,654,215	1,654,215
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	1,570,961	1,570,961
Total Debits	1,570,961	1,570,961
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 83,254	$ 83,254
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS		
Cash on deposit in reserve bank account	$ 100	$ 100
$3,000,000 U.S. Treasury Notes 2.75% due 10/31/13, at market value	3,063,750	3,063,750
	$3,063,850	$3,063,850

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconcilition

To the Board of Directors
Roosevelt & Cross, Incorporated
1 Exchange Plaza
55 Broadway
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by Roosevelt & Cross, Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Roosevelt & Cross, Incorporated's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Roosevelt & Cross, Incorporated's management is responsible for Roosevelt & Cross, Incorporated's compliance with those requirements.   This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.   The sufficiency of these procedures is solely the responsibility of those parties specified in this report.   Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 2, 2010
New York, New York

ROOSEVELT & CROSS INCORPORATED

SIPC SUPPLEMENTAL REPORT

AS OF DECEMBER 31, 2009

SIPC assessments for the year ended December 31, 2009 totaled $89,796, which were paid as follows:

Period Ended	Date Paid	Amount
Annual SIPC 4	January 5, 2009	$ 150
June 30, 2009	July 16, 2009	36,354
December 30, 2009	February 1, 2010	53,292
		$89,796

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Roosevelt & Cross, Incorporated

In planning and performing our audit of the financial statements of Roosevelt & Cross, Incorporated (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 2, 2010
New York, New York

ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009